UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Electro-Sensors Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

285233102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒Rule 13d-1(b)

☐Rule 13d-1(c)

☐Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285233102	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Caldwell Sutter Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 205,016 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,016 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (2)
12	TYPE OF REPORTING PERSON BD, IA

(1)

Represents the aggregate number of shares of common stock, par value $0.10 (“Common Stock”), of the Issuer (the “Shares”), held by certain advisory clients of Caldwell Sutter Capital, Inc. (“Caldwell Sutter”), a broker dealer and investment advisor registered under Section 203 of the Investment Advisors Act of 1940. As an investment advisor, Caldwell Sutter has limited power of attorney to execute transactions on behalf its clients, and may be deemed to have dispositive power and be the beneficial owner of the Shares reported herein. No advisor of Caldwell Sutter has voting authority over such Shares, other than Shares any individual advisor may hold in their own accounts.

(2)	Based on 3,428,021 shares of Common Stock outstanding as of November 13, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 14, 2023.

CUSIP No. 285233102	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Joseph F. Helmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 28,229 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 18,565 (1)
	8	SHARED DISPOSITIVE POWER 205,016 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,581 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% (3)
12	TYPE OF REPORTING PERSON IN, IA

(1)

Represents (i) 18,565 Shares held by Joseph F. Helmer, of which Mr. Helmer possesses sole voting and dispositive power, and (ii) 9,664 Shares held by the John & Jinx Helmer Revocable Trust, dated January 4, 2005 (the “Trust Shares”), of which Helmer is trustee. Mr. Helmer has sole voting power over the Trust Shares and shared dispositive power over the Trust Shares, pursuant to an advisory contract granting investment discretion of the Trust Shares to Caldwell Sutter.

(2)

Represents (i) the Trust Shares and (ii) 195,352 Shares held in client accounts managed by Caldwell Sutter. As President of Cadwell Sutter and an investment advisor to Caldwell Sutter, Mr. Helmer may be deemed to possess investment power and to be the beneficial owner over the shares reported herein.

(3)	Based on 3,428,021 shares of Common Stock outstanding as of November 13, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 14, 2023.

Item 1.	(a) Name of Issuer:

Electro-Sensors, Inc.

(b) Address of Issuers Principal Executive Offices:

6111 Blue Circle Drive Minnetonka, Minnesota 55343-9108

Item 2.	(a) Name of Person Filing:

This Schedule 13G is being filed by:

(1)         Caldwell Sutter Capital, Inc., a California corporation, Broker Dealer and registered Investment Advisor (“Caldwell Sutter”); and

(2)         Joseph F. Helmer, a United States Citizen (together with Caldwell Sutter, the “Reporting Persons”).

(b) Address of the Principal Office or, if none, residence

The address of the principal business office of the Reporting Persons is 30 Liberty Ship Way #3225, Sausalito, CA 94965-3324

(c) Citizenship

See Item 2(a).

(d) Title of Class of Securities

Common Stock, $0.10 par value per share.

(e) CUSIP Number

285233102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(j)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)  ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership:

Caldwell Sutter, a broker dealer and investment advisor registered under Section 203 of the Investment Advisors Act of 1940, serves as the investment manager for a number of managed accounts with respect to which it has dispositive authority over the shares held therein, and therefore may be deemed to be the beneficial owner of the shares held client accounts. As President of, and an investment manager to, Caldwell Sutter, and in addition to shares held directly, Joseph F. Helmer may be deemed to be the beneficial owner of the shares held by clients in accounts managed by Caldwell Sutter.

The percentage of class is based on 3,428,021 shares of Common Stock outstanding as of November 13, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 14, 2023.

Caldwell Sutter Capital, Inc.

(a) Amount beneficially owned: 205,016 (b) Percent of class: 6.0% Number of shares to which the person has:
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	205,016

Joseph F. Helmer

(a) Amount beneficially owned: 223,581 (b) Percent of class: 6.5% Number of shares to which the person has:
(i)	Sole power to vote or direct the vote	28,229
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	18,565
(iv)	Shared power to dispose or to direct the disposition of	205,016

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: February 5, 2024	CALDWELL SUTTER CAPITAL, INC.

By: /s/ Christopher W. Anderson
Christoper W. Anderson Chief Compliance Officer

/s/ Joseph F. Helmer
Joseph F. Helmer President